JOURNEY RESOURCES CORP.
407 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
 Tel: (604) 633-2442

NEWS RELEASE
April 9, 2009	TSX-VENTURE: JNY
FRANKFURT: JL4
OTCBB: JNYRF

For Immediate Release

THIS PRESS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR
 DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

JOURNEY RESOURCES CORP. ANNOUNCES
LETTER OF INTENT FOR JOINT VENTURE OF MUSGROVE CREEK GOLD PROJECT
 AND CHARAY GOLD PROJECT

Vancouver, B.C. – JOURNEY RESOURCES CORP. (“Journey”) announces that it has signed a Letter of Intent (“LOI”) with SAMARIUM GROUP PTE. LTD. (“Samarium”) for the joint venture of the Mugrove Creek Gold project in Idaho, USA and the Charay Gold project in Sinaloa, Mexico. Samarium will be entitled to complete a due diligence review of each of the Musgrove Creek Gold Project and the Charay Gold Project for a period not to exceed 45 days from the date of execution of this LOI and complete a definitive agreement within 60 days of the LOI.

The option and joint venture transaction (the “Musgrove Creek JV”) whereby Journey will grant to Samarium an option to acquire a 50% interest in Journey’s Musgrove Creek Gold Project located in Idaho, USA, in consideration for Samarium paying to Journey CDN$3,000,000 (which funds will be used for the sole purpose of completing a preliminary feasibility study on the Musgrove Creek Gold Project). After such time as Samarium has paid to Journey the CDN$3,000,000 and thereby earned its 50% interest in the Musgrove Creek Gold Project, with Journey being the operator of the Musgrove Creek JV.

The option and joint venture transaction (the “Charay JV”) whereby Journey will grant to Samarium an option to acquire a 50% interest in Journey’s Charay Gold Project located in Mexico in consideration for Samarium paying to Journey CDN$1,000,000 (which funds will be used for the sole purpose of commencing production on the Charay Gold Project). After such time as Samarium has paid to Journey the CDN$1,000,000 and thereby earned its 50% interest in the Charay Gold Project, with Journey being the operator of the Charay JV.

Samarium will invest $400,000 by way of private placement into Journey on execution of the Definitive Joint Venture Agreement.

Jack Bal, President and CEO of Journey commented: “The execution of this agreement will allow Journey to advance its gold projects with out additional dilution of its common stock. We are also very excited to work with Samarium on advancing our gold projects”

Samarium is a private investment company registered in Singapore.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Journey Resources Corp.

Journey Resources Corp. www.journeyresourcescorp.com is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol : JNY) the Frankfurt Stock Exchange (Symbol : JL4) and the OTC Bulletin Board (Symbol : JNYRF). The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project, the Silver Mountain Project and the Charay Gold Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. In addition, the Company recently purchased a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine. The Company also recently announced the acquisition of the Charay high-grade gold project in Sinaloa, Mexico.

ON BEHALF OF JOURNEY RESOURCES CORP.

“Jatinder (Jack) Bal”

JATINDER (JACK) BAL
President & CEO
JOURNEY RESOURCES CORP.

For further information on Journey Resources Corp., contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com, or visit our website at www.journeyresourcescorp.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.